Exhibit 15.2

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2009 and December 31, 2008 and the related consolidated statements of income and of cash flows for each of the three periods ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C29 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB

Malmo, Sweden

April 21, 2010

20-F 2009

Sony Ericsson Mobile Communications Group

Table of content

Consolidated Income Statement	2
Consolidated Balance Sheet	3
Consolidated Cash Flow	4

Notes to the Consolidated Financial Statements	5

20-F 2009	1

Consolidated Income Statement

January 1 - December 31, TEUR	Notes	2009	2008	2007
Net sales	C2	6,788,152	11,243,840	12,915,573

Cost of sales		-5,781,797	-8,749,816	-8,957,500

GROSS PROFIT		1,006,355	2,494,024	3,958,073

Selling expenses		-608,447	-894,808	-914,257
General and Administration expenses	C24	-355,603	-354,139	-345,300
Research and Development expenses		-1,107,689	-1,379,031	-1,172,566
Other operating revenues	C3	48,053	44,074	33,655
Other operating expenses	C3	-523	-548	-631
Share in earnings of joint venture	C7	—	-22,649	-15,398

OPERATING INCOME	C5,C6,C15,C16,C22,C23,C26	-1,017,854	-113,077	1,543,576

Interest income		21,324	101,494	62,210
Interest expense		-46,146	-71,162	-31,861

NET INCOME BEFORE TAXES		-1,042,676	-82,745	1,573,925

Income taxes for the year	C4	235,569	31,138	-423,483

Minority interest		-28,720	-21,283	-36,250

NET INCOME		-835,827	-72,890	1,114,192

20-F 2009	2

Consolidated Balance Sheet

December 31, TEUR	Notes	2009	2008
ASSETS
Fixed assets
Intangible assets	C5	16,607	31,379
Tangible assets	C6	149,675	209,147

Financial assets
Equity in joint venture	C7	—	—
Securities held as fixed assets	C7	—	—
Other non-current assets	C8	610,821	348,608

Total fixed and financial assets		777,103	589,134

Current assets
Inventories	C9	358,141	530,664
Accounts receivable	C10	832,073	1,629,435
Other current assets	C11	379,676	584,938
Other short-term cash investments	C12	524,235	707,031
Cash and bank		388,884	417,846

Total current assets		2,483,009	3,869,914

Total assets		3,260,112	4,459,048

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C13
Restricted equity
Share capital		100,000	100,000
Restricted reserves		442,576	445,361

Total restricted equity		542,576	545,361

Unrestricted equity
Non-restricted reserves		674,291	744,477
Net income for the year		-835,827	-72,890

Total unrestricted equity		-161,536	671,587

Total equity		381,040	1,216,948

Minority interest		47,364	57,435

Provisions	C14	628,113	587,601

LIABILITIES
Long-term liabilities
Post-employment benefits	C16	24,104	25,369
Other long-term liabilities	C17	5,940	3,710

Total long-term liabilities		30,044	29,079

Current liabilities
Liabilities to financial institutions	C27	258,273	53,280
Advances from customers		2,225	2,380
Accounts payable		851,913	989,517
Income tax liabilities		19,103	32,270
Other current liabilities	C18	1,042,037	1,490,538

Total current liabilities		2,173,551	2,567,985

Total shareholders’ equity and liabilities		3,260,112	4,459,048

Assets pledged as collateral	C19	35,264	23
Contingent liabilities	C20	3,229	3,711

20-F 2009	3

Consolidated Cash Flow

January 1 - December 31, TEUR	Notes	2009	2008	2007

OPERATING ACTIVITIES
Net income		-835,827	-72,890	1,114,192
Depreciation		105,760	117,687	113,881
Adjustment to reconcile net income to cash	C21	-217,828	18,928	-285,063

		-947,895	63,725	943,010

Change in inventories		171,563	-93,186	-15
Change in accounts receivable		812,827	240,778	-217,459
Change in other receivables		226,105	-233,863	-54,687
Change in accounts payable		-133,490	-273,593	-13,370
Change in other liabilities		-456,846	26,721	296,873

Cash flow from operating activities		-327,736	-269,418	954,352

INVESTING ACTIVITIES
Investments in intangible assets		-4,247	-9,964	-20,658
Sales of intangible assets		164	2,607	982
Investments in tangible assets		-54,379	-126,583	-144,912
Sales of tangible assets		6,975	5,391	3,869
Net investments in joint venture		—	-9,428	-28,758
Sales of other financial assets		—	111,532	—
Change in temporary investments		-35,000	—	—

Cash flow from investing activities		-86,487	-26,445	-189,477

FINANCING ACTIVITIES
Borrowing		260,428	53,271	—
Repayment of debt		-53,919	—	—
Dividend to minority		-35,603	-37,117	-14,949
Dividend paid		—	-770,000	-848,000

Cash flow from financing activities		170,906	-753,846	-862,949

Net change in cash		-243,317	-1,049,708	-98,074
Cash, beginning of period		1,124,877	2,155,236	2,272,698
Translation difference in Cash		-3,441	19,349	-19,388

Cash, end of period		878,119	1,124,877	2,155,236

20-F 2009	4

Notes to the Consolidated Financial Statements

Content

C1. Accounting Principles	6
C2. Net sales by market area	10
C3. Other operating revenues and other operating expenses	10
C4. Taxes	10
C5. Intangible assets	11
C6. Tangible assets	12
C7. Financial assets	13
C8. Other non-current assets	13
C9. Inventory	13
C10. Accounts receivable	13
C11. Other current assets	14
C12. Short term cash investments	14
C13. Shareholders’ equity	14
C14. Provisions	15
C15. Restructuring costs	15
C16. Post-employment benefits	15
C17. Long-term liabilities	16
C18. Other current liabilities	16
C19. Assets pledged as collateral	16
C20. Contingent liabilities	17
C21. Adjustments to reconcile net income to cash	17
C22. Leasing	17
C23. Wages, salaries and social security expenses	17
C24. Fees to auditors	19
C25. Financial risks	19
C26. Transactions with joint venture	20
C27. Liabilities to financial institutions	20
C28. Group companies	21
C29. Reconciliation to accounting principles generally accepted in the United States	21

20-F 2009	5

C1. Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, RR 29 Remunerations to employees. The accounting principles are unchanged since last year.

Figures in parentheses in the disclosures refer to 2008.

Principle of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries in which the company has a voting majority. The intercompany transactions and internal profit have been eliminated. The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity earned only after acquisition. Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, during the year, with translation adjustments reported directly in consolidated equity.

Revenue recognition

Sales revenue is recorded upon the delivery of products according to contractual terms and represents amounts realized, excluding value-added tax, and is net of goods expected to be returned, trade discounts and allowances. Sales revenue is recognized with reference to all significant contractual terms when the product has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

For product and equipment sales, revenue recognition generally does not occur until the products or equipment have been shipped, risk of loss has transferred to the customer, and objective evidence exists that customer acceptance provisions, if any, have been met. The Company records revenue when allowances for discounts, price protection, returns and customer incentives can be reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

Costs related to shipping and handling are included in cost of sales in the Consolidated Income Statement.

Research and development costs

Research and development costs are charged to expenses as incurred. Expenses related to the third party (including joint venture) development of new platforms for mobile phones are capitalized as other non-current asset and are amortized when the platforms are put into commercial use. Such costs are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Hedge accounting

The Group applies hedge accounting, by electing the fair value option in accordance with the Swedish Annual Accounts Act 4:14, for financial instruments intended to hedge foreign currency exposures having a future impact on results.

At the point in time at which the contract is established, the relationship between the hedging instrument and the hedged item is documented, as well as the purpose of this risk management and the strategy for taking various hedging measures.

20-F 2009	6

The company also documents its assessment, both when the contract is entered into and on an ongoing basis, as to whether the derivative used in the hedging transaction is effective in counteracting changes in fair value or income statement effects, in terms of the hedged items in question.

The hedging is designed in such a manner as to ensure, to the greatest degree possible, its effectiveness. The changes in fair value for those derivative instruments which do not meet the conditions for hedge accounting are reported directly in the income statement.

Future foreign currency exposures are hedged primarily by forward cover agreements but also via currency options. The effective portion of changes in the fair value of hedging instruments is recognized in equity. Any gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machinery and equipment. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized in 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over its useful life.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

Joint venture

Investments in joint ventures, where Sony Ericsson has significant influence, are recognized in the consolidated financial statements in accordance with the equity method. Sony Ericsson’s share of income before taxes is reported in item “Share in earnings of joint venture” included in Operating income. Taxes are included in item “Income taxes for the year”.

Impairment test of assets

Impairment tests are performed whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

Leases

Leases on terms in which Sony Ericsson assumes substantially all the risks and rewards of ownership are classified as finance leases, i.e. the leased object is recognized as a non-current asset and the future obligations for lease payments are recognized as current and non-current liabilities in the Balance Sheet. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term.

Other leases are operating leases, and the leased assets under such contracts are not recognized in the balance sheet. Costs under operating leases are recognized in the Income Statement on a straight-line base over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Sony Ericsson has not identified any material financial leases for the reported periods.

Income tax

Reported income tax includes tax, which is to be paid or received, regarding the current year, adjustments concerning the previous years’ current taxes and changes in deferred taxes.

All income tax liabilities and receivables are valued at their nominal amount according to the

20-F 2009	7

tax regulations and are measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

In the case of items reported in the income statement, the related tax effects are also reported in the income statement. The tax effects of items that are accounted for directly against equity are also reported directly against equity.

Deferred tax is calculated according to the balance sheet method on all temporary differences arising between the reported value and the tax value of the assets and liabilities.

Receivables

Receivables with maturities greater than 12 months after balance sheet date are reported as non-current assets, and other receivables as current assets. Receivables are reported in the amounts at which they are expected to be received, on the basis of individual assessment.

Accounts Receivable

Accounts receivable are reported as current assets in the amounts at which they are expected to be received net of individual bad debt assessment.

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

Borrowings

Borrowings are reported initially at fair value, net of transaction costs incurred. If the reported amount differs from the amount to be repaid at maturity date, then the difference is allocated as interest expense or interest income over the tenure of the loan. In this manner, the initial amount reported agrees, at maturity date, with the amount to be repaid.

Financial liabilities first cease to be reported when they have been settled on the basis of repayment or when repayment has been waived.

All transactions are reported on settlement date.

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of the obligation may differ from such estimate.

Warranty provisions include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee or former employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group is responsible for the fulfillment of the pension obligation.

The schemes are both funded and unfunded.

The liability or receivable recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, unrecognized actuarial gains and losses and unrecognized past service cost.

Independent actuaries using the Projected Unit Credit Method calculate the defined benefit obligations and expenses annually. This method indicates that past-service costs are amortized on a straight-line basis over the vesting period. The present value of the defined benefit obligation is

20-F 2009	8

determined by discontinuing the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining working lives.

The principle used for defined benefit plans is only effective in the consolidated financial statements. Part of the pension plans in Sweden is secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan. It has not been possible, however, for Sony Ericsson to get sufficient information to account for the plan as a defined benefit plan. The plan has therefore been accounted for as a defined contribution plan.

Contingent liabilities

The Group record contingent liabilities when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation that arises from past events but is not recognized, because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments with a maturity less than three months. Bank deposits with an initial maturity over three months are not included in cash and cash equivalents. The statement of Cash Flow for 2007, 2008 and 2009 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Disposition of earnings

Each year the Board of Directors assesses the parent company and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the parent company’s equity, the parent company’s and the group’s cash flows, the equity ratio and liquidity of the parent company and the group after the proposed dividend in relation to the industry standards in which the parent company and the group conducts its business, and both the parent company’s and the group’s ability to fulfill both their short and long-term obligations. The Board of Directors resolved that the accumulated deficit, EUR -270,447,195, whereof Net loss for the year EUR -750,534,044 was carried forward.

20-F 2009	9

C2. Net sales by market area

	2009	2008	2007
Europe, Middle East & Africa	3,744,278	5,965,838	7,293,316
Americas	849,577	2,565,969	2,072,408
Asia Pacific	2,194,297	2,712,033	3,549,849

Total	6,788,152	11,243,840	12,915,573

C3. Other operating revenues and other operating expenses

	2009	2008	2007
Other operating revenues
Gains on sales of intangible and tangible assets	146	548	3,434
Gains on sales of financial assets	—	19,621	—
Commissions, license fees and other operating revenues	47,907	23,905	30,221

Total other operating revenues	48,053	44,074	33,655

Other operating expenses
Losses on sales of intangible and tangible assets	-523	-548	-631

Total other operating expenses	-523	-548	-631

Gains on sales of financial assets refer to sale of shares in Symbian Software Ltd during 2008.

C4. Taxes

Income statement

The following items are included in income taxes for the year:

	2009	2008	2007
Income tax for the year
Current income taxes for the period	-32,075	-82,275	-462,064
Deferred tax income/ (-expense) related to temporary differences and tax loss carry forwards	267,645	113,413	38,720
Share of taxes in joint venture	—	—	-139

Income taxes for the period	235,569	31,138	-423,483

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 26.3 percent (28 percent) on income before taxes is shown in the table:

	2009	2008	2007
Income before taxes	-1,042,676	-82,745	1,573,925
Tax rate in Sweden, 26,3% (28%)	273,653	23,169	-440,771
Effect of foreign tax rates	-8,938	1,993	7,884
Current income taxes related to prior years	-7,640	9,321	-4,942
Tax effect of expenses that are non deductible for tax purpose	-16,942	-21,684	-6,011
Tax effect of income that are non-taxable for tax purpose	3,619	12,319	13,667
Tax effect of changes in tax rates	-7,923	162	3,112
Change in valuation allowance	-260	5,858	3,578

Income taxes for the year	235,569	31,138	-423,483

20-F 2009	10

Balance sheet

Tax effect of temporary differences has resulted in deferred tax assets as follows:

	2009	2008
Deferred tax assets	573,251	298,101

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carry forwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

C5. Intangible assets

2009	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs

Opening balance January 1	132,133	3,978	136,111
Acquisitions	4,247	—	4,247
Sales/disposals	-3,978	—	-3,978
Translation difference for the year	-1,423	—	-1,423

Closing balance December 31	130,979	3,978	134,957

Accumulated depreciation

Opening balance January 1	-101,739	-2,993	-104,732
Depreciation	-17,619	-985	-18,604
Sales/disposals	3,814	—	3,814
Translation difference for the year	1,172	—	1,172

Closing balance December 31	-114,372	-3,978	-118,350

Net carrying value	16,607	—	16,607

2008	Licenses, software trademarks and similar rights	Patents	Total
Accumulated acquisition costs

Opening balance January 1	117,843	3,978	121,821
Acquisitions	9,964	—	9,964
Sales/disposals	-4,507	—	-4,507
Translation difference for the year	8,833	—	8,833

Closing balance December 31	132,133	3,978	136,111

Accumulated depreciation

Opening balance January 1	-73,503	-1,667	-75,170
Depreciation	-23,655	-1,326	-24,981
Sales/disposals	1,900	—	1,900
Translation difference for the year	-6,481	—	-6,481

Closing balance December 31	-101,739	-2,993	-104,732

Net carrying value	30,394	985	31,379

20-F 2009	11

C6. Tangible assets

2009	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs

Opening balance January 1	55,616	145,550	384,764	585,930
Acquisitions	2,780	10,910	40,689	54,379
Sales/disposals	-3,799	-3,550	-18,728	-26,077
Translation difference for the year	-686	-3,154	-7,094	-10,934

Closing balance December 31	53,911	149,756	399,631	603,298

Accumulated depreciation

Opening balance January 1	-11,358	-74,740	-284,763	-370,861
Depreciation	-5,057	-23,288	-58,811	-87,156
Sales/disposals	1,905	1,507	14,574	17,986
Translation difference for the year	220	2,126	6,171	8,517

Closing balance December 31	-14,290	-94,395	-322,829	-431,514

Accumulated revaluations

Opening balance January 1	—	-5,177	-745	-5,922
Write down	-10,434	-4,005	-2,937	-17,376
Sales/disposal	—	244	565	809
Translation difference for the year	295	92	-7	380

Closing balance December 31	-10,139	-8,846	-3,124	-22,109

Net carrying value	29,482	46,515	73,678	149,675

2008	Land and buildings	Machinery	Other equipment	Total
Accumulated acquisition costs

Opening balance January 1	32,473	99,988	287,616	420,077
Acquisitions	19,596	38,277	68,710	126,583
Sales/disposals	—	-5,802	-12,537	-18,339
Translation difference for the year	3,547	13,087	40,975	57,609

Closing balance December 31	55,616	145,550	384,764	585,930

Accumulated depreciation

Opening balance January 1	-7,156	-50,232	-192,694	-250,082
Depreciation	-3,511	-21,822	-67,373	-92,706
Sales/disposals	—	4,235	8,713	12,948
Translation difference for the year	-691	-6,921	-33,409	-41,021

Closing balance December 31	-11,358	-74,740	-284,763	-370,861

Accumulated revaluations

Opening balance January 1	—	-151	-8	-159
Write down	—	-4,802	-695	-5,497
Translation difference for the year	—	-224	-42	-266

Closing balance December 31	—	-5,177	-745	-5,922

Net carrying value	44,258	65,633	99,256	209,147

20-F 2009	12

C7. Financial assets

Capital share in joint venture U.I. Holding B.V.

	2009	2008
Opening balance January 1	—	13,221
Capital injection	—	9,428
Write down of capital share in joint venture	—	-22,649

Closing balance December 31	—	—

Other financial assets

	2009	2008
Opening balance January 1	—	91,912
Sales	—	-91,912

Closing balance December 31	—	—

The investment is related to Symbian Software Ltd and has during 2008 been sold with a gain of 19 621 TEUR.

C8. Other non-current assets

	2009	2008
Deferred tax assets	573,251	298,101
Other non-current assets	37,570	50,507

Total	610,821	348,608

419,546 TEUR (137,478 TEUR) of the deferred tax assets refers to tax loss carry forwards and has been tested against forecasted earning capacity, which is based on the assumption that there will be a turnaround of the business. There is no time limit for utilizing losses amounting to 402,801 TEUR, whereof 377,467 TEUR is related to Sweden. The main part of other non-current assets is prepaid licenses.

C9. Inventory

	2009	2008
Raw material and manufacturing work in process	225,457	304,768
Finished products and goods for resale	132,684	225,896

Inventories, net	358,141	530,664

Reported amounts are net of obsolescence reserves by TEUR 35,838 (TEUR 35,631 in 2008).

C10. Accounts receivable

	2009	2008
Commercial receivables	865,572	1,647,280
Provision for doubtful debts	-33,499	-17,845

Total	832,073	1,629,435

Provisions for doubtful debts have been estimated based on commercial risk evaluations and existing credit insurance agreements have been considered.

20-F 2009	13

C11. Other current assets

	2009	2008
Prepaid expenses	52,695	77,555
Current tax assets	55,197	34,740
Prepaid tooling	16,683	37,848
Other receivables	255,101	434,795

Total	379,676	584,938

C12. Short term cash investments

	2009	2008
Net book value	524,235	707,031
Market value	524,235	707,031

Short term cash investments are held in money-market funds and in bank deposits. A bank deposit of 35 MEUR, used as cash-collateral, is not included in cash equivalents.

C13. Shareholders’ equity

	Share capital	Restricted reserves	Non-restricted reserves and net profit/loss for the year	Total shareholders’ equity
Shareholder’s equity December 31, 2007	100,000	424,163	1,501,794	2,025,957
Changes in cumulative translation adjustments	—	20,844	5,631	26,475
Fair value reserve	—	—	7,406	7,406
Transfer between non-restricted and restricted reserves	—	354	-354	—
Net income for the year	—	—	-72,890	-72,890
Dividend	—	—	-770,000	-770,000

Shareholder’s equity December 31, 2008	100,000	445,361	671,587	1,216,948
Changes in cumulative translation adjustments	—	-2,821	1,686	-1,135
Fair value reserve	—	—	1,054	1,054
Transfer between non-restricted and restricted reserves	—	36	-36	—
Net income for the year	—	—	-835,827	-835,827
Dividend	—	—	—	—

Shareholder’s equity December 31, 2009	100,000	442,576	-161,536	381,040

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

Cumulative translation adjustments have been distributed among unrestricted and restricted stockholder’s equity.

The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 3,966 and is part of non-restricted reserves.

The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

20-F 2009	14

C14. Provisions

	2009	2008
Warranty commitments	390,090	432,385
Restructuring expenses	176,814	133,231
Other provisions	61,209	21,985

Total	628,113	587,601

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C15. Restructuring costs

	2009	2008
Cost of sales	-39,285	-74,986
Selling expenses	-16,198	-15,951
Administration expenses	-24,890	-12,582
Research and development expenses	-83,903	-62,349
Results from shares in Joint venture	—	-8,664

Total	-164,276	-174,532

where of;
Write down of assets	-26,325	-23,575
Redundance expenses	-87,947	-60,532
Rental agreements	-16,933	-15,998
Other	-33,071	-74,427

Total	-164,276	-174,532

The restructuring costs are related to cost saving programmes announced and launched during 2008 and 2009.

C16. Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•

Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•

Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Sony Ericsson did not have access to information from Alecta that would have made it possible for this plan to be reported as a benefit plan.

20-F 2009	15

Pension costs

2009	Sweden	Netherlands	Japan	Other	Total
Pension cost Defined Benefit Plan	—	337	6,473	564	7,374
Pension cost Defined Contribution Plan	28,562	—	—	9,052	37,614

Total	28,562	337	6,473	9,616	44,988

2008	Sweden	Netherlands	Japan	Other	Total
Pension cost Defined Benefit Plan	—	1,049	4,921	1,000	6,970
Pension cost Defined Contribution Plan	36,810	—	496	7,762	45,068

Total	36,810	1,049	5,417	8,762	52,038

Provisions for post-employment benefits

2009	Sweden	Netherlands	Japan	Other	Total
Provision for post employee benefits	—	5,243	14,639	3,359	23,241
Other employee benefits	—	—	—	863	863

Total	—	5,243	14,639	4,222	24,104

2008	Sweden	Netherlands	Japan	Other	Total
Provision for post employee benefits	—	5,842	15,705	2,839	24,386
Other employee benefits	—	—	—	983	983

Total	—	5,842	15,705	3,822	25,369

C17. Long-term liabilities

Maturity date for the group long-term liabilities, 5,940 TEUR (3,710 TEUR), are within 1-5 years.

C18. Other current liabilities

	2009	2008
Accrued personnel related expenses	114,274	118,717
Accrued sales related expenses	590,308	875,179
Other accrued expenses	197,466	224,800
Other short term liabilities	139,989	271,842

Total	1,042,037	1,490,538

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

C19. Assets pledged as collateral

	2009	2008
Liabilities to financial institutions

Bank deposits	35,000	—
Other	264	23

Total	35,264	23

The bank deposit is made in order for a bank guarantee to be issued.

20-F 2009	16

C20. Contingent liabilities

	2009	2008

Guarantee	—	60
Other contingent liabilities	3,229	3,651

Total	3,229	3,711

Other contingent liabilities mainly include guarantees for loans.

C21. Adjustments to reconcile net income to cash

	2009	2008	2007
Share of taxes in Joint venture	—	—	139
Deferred tax income	-267,645	-113,414	-38,720
Minority interest	28,720	21,283	36,250
Interest	960	9	—
Tax	-35,737	-65,185	-330,520
Change in provisions (note C14 & C16)	32,747	151,660	21,601
Revaluation of share in Joint venture	—	22,649	15,398
Write-down on non-current assets	17,376	5,497	58
Gains and losses on disposal of non-current assets	376	-19,621	-2,802
Other	5,375	16,050	13,533

Total	-217,828	18,928	-285,063

C22. Leasing

	2009	2008	2007

Leasing costs	72,868	63,185	43,776

Future payments for operating leases and rents
2010	53,153
2011	46,519
2012	34,916
2013	30,981
2014	28,538
2015 and future	44,628

The purpose of leases mainly refers to rents and office equipment.

C23. Wages, salaries and social security expenses

Wages and salaries

	2009	2008	2007
Wages and salaries	532,905	589,248	490,885
Social security expenses	133,504	171,105	135,706
Of which pension costs	44,988	52,038	47,418
Of which
CO compensation	1,433	908	1,364
CO pension costs	115	46	163
bonus & similar to CO	42	1,020	1,755

20-F 2009	17

Severance pay

For the President and the Corporate Management the following applies:

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance, the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 42,800) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

Sony Ericsson has a long term incentive program for certain employees. The calculation of the bonuses is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Remuneration Committee of the Board.

Wages and salaries by geographical area

	2009	2008	2007
Europe * and Middle East & Africa	307,351	365,751	302,980
North America	72,922	78,582	70,194
Latin America	8,319	10,060	8,027
China	49,632	49,362	38,232
Japan	76,109	66,453	58,414
Asia Pacific	18,572	19,040	13,038
Total	532,905	589,248	490,885
* Of which Sweden	228,174	258,487	209,746
* Of which EU excl. Sweden	70,571	96,166	82,996

Number of employees

	2009		2008		2007
	Men	Women	Men	Women	Men	Women
Europe * and Middle East & Africa	3,067	1,234	3,319	1,395	2,914	1,148
North America	463	130	592	174	581	180
Latin America	84	50	85	49	61	32
China	1,738	1,887	1,766	1,870	1,381	1,563
Japan	991	247	997	275	946	253
Asia Pacific	256	117	256	127	184	86
Total	6,599	3,665	7,015	3,890	6,067	3,261
* Of which Sweden	2,438	930	2,573	1,030	2,256	816
* Of which EU excl. Sweden	425	184	654	299	526	225

20-F 2009	18

Distribution of female/male for the Board of Directors and other persons in leading positions

	2009		2008		2007
	Number on balance day	whereof men	Number on balance day	whereof men	Number on balance day	whereof men
Consolidated (including subsidiaries)
Members of the board	95	97.9%	94	97.8%	97	96.9%
Presidents and Executive Vice presidents	15	100.0%	14	100.0%	12	100.0%

C24. Fees to auditors

	2009	2008	2007
PricewaterhouseCoopers
Audit fees	1,427	1,609	1,279
Fees for other services	683	756	1,040

Total	2,111	2,365	2,320

The amount for audit fees to other than PricewaterhouseCoopers is 117 TEUR (95 TEUR).

C25. Financial risks

Foreign exchange risk - Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the main holding company. The group’s currency exposure is hedged up to 8 months. The group’s net exposure is to approximately 80% made up of USD, JPY, GBP and SEK. The currency exposure is primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2009 was EUR 4.2 millions, all of these derivatives were forward contracts.

Foreign exchange risk - Translation exposure

All equity in the group’s companies is translated in accordance with the “current method” hence the translation exposure is taken directly to equity in the balance sheet. This type of currency exposure is not hedged.

Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short term deposits amount to EUR 878 million (excluding a bank deposit of EUR 35 Million) at year end 2009, with an investment horizon shorter than twelve months. Short term borrowing amounted to EUR 258 million.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The gross value of outstanding trade receivables was at year end EUR 866 million. Provisions for expected losses at year end were EUR 33.5 million. 61% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 52% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

20-F 2009	19

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfil their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates a major part of these risks by investing cash in governmental risk. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a net cash position of EUR 620 million invested in liquid funds and short deposits with banks. In addition to cash in the balance sheet, there is an external undrawn committed credit facility of EUR 200 million which expires in 2011 in place as a liquidity reserve.

C26. Transactions with joint venture

Royalty - Sony Ericsson has during 2008 paid a royalty to UIQ Technology AB for the right to use the UIQ Technology AB software in the mobile phones.

Purchases - Sony Ericsson has during 2008 bought Support & Maintenance and Professional Service Work from UIQ Technology AB.

Transactions with joint venture	2009	2008
Royalty	—	3,172
Purchases	—	1,830

Balances regarding joint venture
Assets	—	—
Liabilities	—	53

C27. Liabilities to financial institutions

	2009	2008
Liabilities to financial institutions	258,273	53,280

In 2009, Sony Ericsson secured external funding of Euro 458 million, of which Euro 258 million is utilised at the balance sheet date. The facilities are including a two-year committed back-up facility of Euro 200 million, which was not utilised as of December 31, 2009. The parent companies guaranteed Euro 350 million of the bank facilities on a 50/50 basis. The utilized facilities had an initial maturity of 12 to 13 months and were drawn in August to October 2009.

As mentioned above, parts of the external funding were raised through support from the parent companies. Raising the funding without support from the parents would not have resulted in conditions that would have had a material impact on the income statement.

During the first quarter in 2010 external facilities of EUR 100 million and EUR 50 million, with an initial maturity of 24 month and 12 month respectively, were raised and utilized.

20-F 2009	20

C28. Group companies

Company	Domicile	Percentage of ownership
Sony Ericsson Mobile Communications AB	Sweden
Beijing SE Potevio Mobile Communications Company Ltd. (BMC)	China	51%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
LLC Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (USA) Inc.	US	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brasil	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications International AB	Sweden	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications Management Ltd	UK	100%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Servicios Moviles, S.A. de C.V	Mexico	100%

The subsidiary in France is in the process of dissolution without liquidation and all rights and liabilities of the subsidiary have been transferred to Sony Ericsson Mobile Communications AB at the balance date.

C29. Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Recommendation of the Swedish Financial Accounting Standards Council, (RR29), Remunerations to employees, which differs in certain significant respects from the generally accepted accounting principles in the United States (“US GAAP”). Sony Ericsson Mobile Communications has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill), synthetic option plan and restructuring costs.

Business combinations - Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assesses whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3 717 was identified by the Company in connection with the acquisition of Beijing SE Potevio Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

Under US GAAP, the Company must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, all acquired assets (including research and development assets) are then subject to pro rata reduction, except for (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed

20-F 2009	21

of by sale, (3) deferred taxes, (4) prepaid assets relating to pension and other postretirement benefit plans, and (5) any other current assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain.

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which increases net income by TEUR 228 (TEUR 1,018 in 2008). The synthetic options are all exercised and matched and the remaining difference between Swedish GAAP and US GAAP as of December 31, 2009 is nil.

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay representing a one-time benefit is recognized over the remaining service period when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Ericsson has identified a difference between US GAAP and Swedish GAAP of TEUR 12,874 (TEUR 15,498 in 2008) related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet reflects the gross recognition of deferred tax assets and liabilities.

Non-current and current assets

Swedish GAAP requires deferred tax assets to be classified as non-current assets on the balance sheet. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry forwards, shall be classified according to the expected reversal date of the temporary difference. The balance sheet shows a difference in non-current and current assets between Swedish GAAP and US GAAP which relates to the classification of deferred tax assets.

20-F 2009	22

Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2009	2008	2007
Net income per Swedish GAAP	-835,827	-72,890	1,114,192

US GAAP adjustments before taxes:
Business Combination	763	100	100
Synthetic Option Plan	228	1,018	-3,623
Restructuring	-2,624	15,498	—
Tax effect of US GAAP adjustment	595	-4,339	1,002

Net income in accordance with US GAAP	-836,865	-60,613	1,111,672

Adjustments of stockholders’ equity

	2009	2008
Equity as reported per Swedish GAAP	381,040	1,216,948

US GAAP adjustments before taxes:
Business Combination	—	-764
Synthetic Option Plan	—	-228
Restructuring	12,874	15,498
Deferred tax effect of US GAAP adjustment	-3,292	-3,886

Stockholders’ equity in accordance with US GAAP	390,622	1,227,568

Minority interest	47,364	57,435

Total equity in accordance with US GAAP	437,986	1,285,003

Comprehensive income

	2009	2008	2007
Net income in accordance with US GAAP	-836,865	-60,613	1,111,672

Other comprehensive income
Gain/loss on cash flow hedges	1,409	10,191	1,087
Translation adjustment	-1,409	30,008	-21,771
Deferred tax	-355	-2,785	-161
Total other comprehensive income	-355	37,414	-20,845

Comprehensive income in accordance with US GAAP	-837,220	-23,199	1,090,827

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31 2009	Dec. 31 2008	Dec. 31 2009	Dec. 31 2008
Non-current assets	777,102	589,134	623,398	290,349
Current assets	2,483,010	3,869,914	2,633,422	4,164,049

Total Assets	3,260,112	4,459,048	3,256,820	4,454,398

Stockholders equity	381,040	1,216,948	390,622	1,227,568
Minority interest	47,364	57,435	47,364	57,435
Provisions	652,217	612,970	639,343	597,472
Non-current liabilities	5,940	3,710	5,940	3,710
Current liabilities	2,173,551	2,567,985	2,173,551	2,568,213

Total stockholders’ equity and liabilities	3,260,112	4,459,048	3,256,820	4,454,398

20-F 2009	23